Exhibit 99.1

  Nexxen Reports Results for the Fourth Quarter and Year Ended December 31, 2023

Achieved full year 2023 Contribution ex-TAC and Adjusted EBITDA above the midpoints of the Company’s guidance

Grew programmatic revenue 9% for full year 2023 vs. 2022; expanded programmatic revenue to 90% of full year 2023 revenue from 82% in 2022

Launched new $20 million Ordinary share repurchase program

NEW YORK, March 6, 2024 -- Nexxen International Ltd. (AIM/NASDAQ: NEXN) (“Nexxen” or the “Company”), a global, unified advertising technology platform with deep expertise in video and Connected TV (“CTV”), announced today its financial results for the fourth quarter and year ended December 31, 2023. The Company’s financial results for the fourth quarter and year ended December 31, 2023, as well as the fourth quarter ended December 31, 2022, reflect the combined financial performance of Nexxen and Amobee, while comparative figures for the year ended December 31, 2022 include Amobee contribution only from September 12, 2022 through December 31, 2022.

Financial Summary

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Contribution ex-TAC: Generated Contribution ex-TAC of $90.5 million in Q4 2023, reflecting a 12% decrease from $103.0 million in Q4 2022, and Contribution ex-TAC of $314.2 million for the year ended December 31, 2023, reflecting a 1% increase compared to $309.7 million for the year ended December 31, 2022. Weakness in Q4 2023 Contribution ex-TAC was a byproduct of reduced managed service, video, and CTV spending from some of the Company’s highest-spending agency customers it is heavily indexed to, as well as Nexxen discontinuing less profitable relationships with certain customers. Full year 2023 Contribution ex-TAC was also affected by challenging advertising conditions throughout the year which disproportionately impacted budgets and spending for several of the Company’s small- and mid-sized agency customers, a notable decline in the Company’s non-core business focused on legacy non-programmatic performance-related activities, and challenges stemming from the initial integration of Amobee’s and Nexxen’s sales teams, technology stack, and management teams. Nexxen believes its sales team is well-positioned to drive growth in 2024 as it is now exclusively focused on selling as opposed to integration initiatives and is equipped with a significantly enhanced platform featuring in-demand tech and data capabilities. Nexxen is cautiously optimistic that macroeconomic and advertising conditions will improve in 2024, potentially driving increased budgets and spending for its larger customers.

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Programmatic Revenue: Programmatic revenue was $86.0 million in Q4 2023, reflecting a 9% decrease from $94.5 million in Q4 2022, while programmatic revenue was $299.0 million for the year ended December 31, 2023, reflecting a 9% increase compared to $274.4 million for the year ended December 31, 2022. Reduced programmatic revenue in Q4 2023 compared to Q4 2022 was a byproduct of lower overall Contribution ex-TAC driven by weaker comparative advertising demand and spending from some of the Company’s larger customers, while increases for the year ended December 31, 2023, compared to the year ended December 31, 2022, were driven largely by the completed integration of Amobee, which included a strong programmatic revenue footprint.

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CTV Revenue: CTV revenue was $19.9 million in Q4 2023, compared to $33.0 million in Q4 2022. CTV revenue was impacted by a combination of factors including the SAG-AFTRA strike, and reduced CTV spending from some of the Company’s largest small- and mid-sized agency customers. Importantly, these customers continued to spend within Nexxen’s broader platform offerings during Q4 2023 but largely selected the Company’s lower-cost, performance-based programmatic solutions, such as mobile video and display. The Company believes this was a result of cost-savings efforts and the continued evolution of on-the-go streaming preferences as consumers increasingly stream content on mobile phones and tablets, in addition to CTVs, all of which are options the Company can flexibly service advertising customers across. CTV revenue was $85.5 million for the year ended December 31, 2023, reflecting a 12% decrease from $97.2 million for the year ended December 31, 2022. The Company believes it will achieve CTV revenue growth in 2024 amidst optimism that macroeconomic conditions will improve, and its larger customers’ budgets and spending will increase.

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CTV and Programmatic Revenue Percentages: CTV revenue during the three and twelve months ended December 31, 2023 represented 23% and 29% of programmatic revenue, respectively, compared to 35% for the same prior year periods. Programmatic revenue increased to 90% of revenue for the three and twelve months ended December 31, 2023, compared to 88% and 82% of revenue, respectively, for the same prior year periods.

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Adjusted EBITDA: Generated Adjusted EBITDA of $32.0 million for the three months ended December 31, 2023, and $83.2 million for the twelve months ended December 31, 2023, compared to $36.9 million and $144.9 million for the same prior year periods. Year-over-year decreases were attributable to the integration of Amobee, whose business lines operate at a lower profitability profile than Nexxen’s pre-acquisition standalone business, and reduced spending from some of the Company’s largest customers throughout 2023 compared to 2022.

•
Adjusted EBITDA Margins: Achieved a 35% Adjusted EBITDA Margin on a Contribution ex-TAC basis, and 33% on a revenue basis, for the three months ended December 31, 2023, compared to 36% on a Contribution ex-TAC basis, and 34% on a revenue basis for the three months ended December 31, 2022. Nexxen achieved an Adjusted EBITDA Margin of 26% on a Contribution ex-TAC basis, and 25% on a revenue basis, for the twelve months ended December 31, 2023, compared to 47% on a Contribution ex-TAC basis, and 43% on a revenue basis for the twelve months ended December 31, 2022. The Company anticipates Adjusted EBITDA Margins will expand in full year 2024 compared to full year 2023 amidst expectations for increased Contribution ex-TAC.

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Video Revenue: Video revenue continued to represent most of the Company’s programmatic revenue at 67% and 69% for the three and twelve months ended December 31, 2023, respectively, compared to 80% and 89% for the three and twelve months ended December 31, 2022, respectively.

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Liquidity Resources: As of December 31, 2023, the Company had net cash of $134.3 million, consisting of cash and cash equivalents of $234.3 million, offset by approximately $100.0 million in principal long-term debt, as well as $80 million undrawn on its revolving credit facility. The Company’s net cash balance as of March 4, 2024, increased to approximately $146.0 million. The Company intends to prioritize near-term cash resources on strategic internal growth investments and initiatives and its ongoing Ordinary share repurchase program, as well as future potential share repurchase programs. The Company does not anticipate any major near-term acquisitions as it believes its technology and data stack now offers the necessary components to enable market share gains within the digital advertising ecosystem.

“Q4 2023 capped off a transformational year for Nexxen. In 2023 we achieved a key milestone by rebranding from Tremor International. Also, through the significant investment of focus and resources, we efficiently combined two massive technology platforms and employee bases, successfully completing the integration of Amobee, our largest acquisition ever. This combination created a state-of-the-art data-driven end-to-end platform built through approximately $1 billion of cumulative R&D investment, and loaded with in-demand tech, planning, video, CTV, and data capabilities critical to helping our customers succeed in the digital advertising ecosystem,” said Ofer Druker, CEO of Nexxen.

Mr. Druker added, “In 2024, we are continuing to focus on expanding our base of end-to-end customers leveraging us for multiple enterprise tech and data solutions, growing our data licensing revenue, and expanding our streaming, TV, and agency partnerships to drive growth and increased profitability, against a macroeconomic backdrop we are cautiously optimistic is showing signs of improvement. With the integration of Amobee now complete, we believe we can shift our primary investment focus towards innovation and our share repurchase program to generate long-term value for our customers and shareholders.”

Operational Highlights

•	Completed rebrand to Nexxen (from Tremor International), better positioning the Company with customers and investors
o	Simplified and enhanced the holistic value proposition of the Company’s advanced data-driven tech stack.
o	Updated the Company’s parent name to Nexxen International Ltd. and changed its stock tickers in the U.S. and U.K. markets from “TRMR” to “NEXN” in January 2024.
o	Celebrated the Company’s rebranding at NASDAQ’s Closing Bell ceremony on February 28, 2024, generating further momentum with customers and investors, and increased industry awareness.

•	Investment in VIDAA enabled the creation of new data licensing revenue streams, reflecting an exciting growth opportunity
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Nexxen is generating notable initial demand for automatic content recognition (“ACR”) data licensing partnerships from major third-party DSPs, agencies, and key research and measurement players within the industry seeking to leverage the Company’s exclusive global access to VIDAA’s rapidly growing smart TV data footprint.

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This high-margin annually recurring data licensing revenue is expected to reflect a significant growth opportunity for Nexxen, while also enabling greater resiliency in the Company’s revenue base, as the Company believes the revenue is less susceptible to volatility in advertising demand conditions.

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Significantly expanded TV Intelligence data footprint through exclusive partnership with PeerLogix and continued growth by VIDAA; now offering solution in U.S. and U.K. with further international expansion expected in 2024

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Nexxen entered a new exclusive partnership with PeerLogix, an audience discovery platform, to augment the Company’s TV Intelligence solution with premium on-the-go streaming viewership data from platforms like Netflix, Hulu, and Disney+. TV Intelligence is an expansive dataset inclusive of Set-Top Box (“STB”), ACR, and cross-screen panel data that can offer insights on TV and streaming viewership data across approximately 50 million households in the U.S. alone, enabling more effective targeting for customers across the TV and streaming ecosystem.

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VIDAA, Hisense’s primary CTV operating system, whose global ACR data can be exclusively monetized and distributed by Nexxen through at least the end of 2026, grew its reach to over 25 million Connected TVs during 2023, significantly expanding and enhancing Nexxen’s TV viewership data footprint. According to VIDAA, this number has already increased to over 26 million Connected TVs thus far in 2024.

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Launched TV Viewership Audiences in the U.K. while expanding the Company’s TV Intelligence offering in the U.S., generating notable and increased adoption during Q4 2023. The Company expects further growth in both markets in 2024.

o	The Company expects to launch its TV Intelligence solution in additional major international markets in 2024, enhancing and expanding the Company’s international CTV growth opportunity.

•	Scaled and expanded CTV partnership roster; established relationships with more of the world’s major smart TV OEMs
o
Expanded the Company’s strategic partnership with TCL FFALCON (“TCL”) beyond solely granting advertising customers access to CTV and OTT supply in the TCL channel, to also exclusively sell TCL’s native display inventory as a preferred supply partner.

o	Following Nexxen’s settlement and partnership agreement with Alphonso Inc. and LG Electronics, Inc., the Company now holds relationships with a larger base of the world’s major smart TV OEMs.
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Partnered with out-of-home (“OOH”) advertising group, Taiv, to broaden Nexxen’s CTV OOH opportunities for clients across the advertising ecosystem. The partnership delivers immersive, high impact ad experiences by reaching audiences on screens in U.S. sports bars and restaurants, hitting another CTV touchpoint within Nexxen’s larger CTV OOH offering.

•	Nexxen Discovery’s audience finding and targeting capabilities generating increased adoption and significant interest ahead of the 2024 U.S. election cycle
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Nexxen Discovery, the Company’s data fueled B.I. tool, has been adopted by key industry partners and is generating significant interest with political advertisers and agencies ahead of the 2024 U.S. election cycle.

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While political has not historically been a material vertical for Nexxen, with the addition of Nexxen Discovery to the Company’s product portfolio, and an increased dedicated sales focus on the vertical, Nexxen anticipates growth within the vertical in 2024 in an election year where eMarketer estimates over $12 billion in U.S. political ad spending.

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Added a significant number of new customers on the buy- and sell-sides of the ecosystem during the three and twelve months ended December 31, 2023, while retaining the vast majority of the Company’s highest-spending customers throughout 2023

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Nexxen DSP added 111 new actively-spending first-time advertiser customers during Q4 2023 across entertainment, food and beverage, automotive, and finance verticals, as well as others. This figure included 14 new enterprise self-service advertiser customers, highlighted by some of the world’s largest and most-recognized CTV publishers, broadcasters, and Consumer Packaged Goods (“CPG”) companies, as well as three new independent agencies leveraging the Company’s solutions in a self-service capacity. The Company added 334 new actively-spending first-time advertiser customers for the twelve months ended December 31, 2023.

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Nexxen SSP added 89 new supply partners, including 78 in the U.S., during Q4 2023, across several verticals and formats, including CTV, broadcast TV, mobile, and mobile gaming. The Company added 372 new supply partners during the twelve months ended December 31, 2023, including 327 in the U.S.

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The Company achieved a 73% net revenue retention rate for the year ended December 31, 2023, compared to 80% for the year ended December 31, 2022. The decrease was driven by reduced budgets for some of the Company’s largest small- and mid-sized agency customers due to challenging macroeconomic conditions, which drove lower overall spending and shifts to lower-cost options within Nexxen’s broader product ecosystem, as well as Nexxen discontinuing less profitable relationships with certain customers.

Launched $20 Million Ordinary Share Repurchase Program

o	On December 20, 2023, the Company launched a new $20 million Ordinary share repurchase program, following approval from the Israeli Court and the Company’s Board of Directors.
o	The Company repurchased 221,506 shares during Q4 2023 at an average price of 201.01 pence, reflecting a total investment of £446,139, or $565,714.
o
The Company’s Ordinary share repurchase program will continue until the earlier of June 18, 2024 and the date the program is completed. The share repurchase program does not obligate Nexxen to repurchase any particular amount of Ordinary Shares and the program may be suspended, modified, or discontinued at any time at the Company’s discretion, subject to applicable law.

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Upon completion of the current share repurchase program, the Company’s Board of Directors intends to evaluate the implementation of an additional share repurchase program, subject to then current market conditions and obtaining requisite regulatory approval, including, if required, approval from the Israeli Court.

Reached Favorable Settlement Agreement with Alphonso Inc. and LG Electronics, Inc. (“LGE”) and Entered into Multi-Year Strategic Partnership

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On February 28, 2024, Nexxen announced it reached a favorable settlement agreement and launched a three-year strategic partnership with Alphonso Inc. and LGE, resolving the disputes underlying the complaints, and concluding the parties’ litigation.

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The executed settlement agreement includes a cash component and a commercial strategic partnership. Through the partnership and settlement agreement, Alphonso Inc. will grant Nexxen limited access to monetize a portion of LG’s premium CTV inventory and will also leverage Nexxen’s data-driven discovery and segmentation tools.

Financial Guidance

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Management believes ongoing macroeconomic headwinds and uncertainty may continue to limit near-term budgets and spending for some of the Company’s largest small- and mid-sized agency customers, drive continued managed service softness, and cause customers to continue to focus spending on lower-cost solutions within Nexxen’s broad suite of offerings, but is cautiously optimistic these customers will revert to the Company’s premium solutions amidst anticipated improvement in macroeconomic and advertising demand conditions.

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Management also believes the Company is well-placed to capitalize on industry growth trends following the completed integration of Amobee given its unique positioning to flexibly serve customers on both sides of the ecosystem across formats and devices, expand its end-to-end customer base, increase its base of customers leveraging multiple enterprise tech and data solutions, grow its data licensing revenue, and increase its agency and TV partnerships. Management also anticipates Adjusted EBITDA Margin expansion and CTV revenue growth in full year 2024 compared to full year 2023, and Nexxen provides the following financial guidance:

•	Full year 2024 Contribution ex-TAC in a range of approximately $340 - $345 million
•	Full year 2024 Adjusted EBITDA of approximately $100 million
•	Full year 2024 Programmatic revenue to reflect approximately 90% of full year 2024 revenue

Fourth Quarter and Full Year 2023 Financial Highlights ($ in millions, except per share amounts)

	Three months ended December 31			Twelve months ended December 31
	2023	2022	%	2023	2022	%
IFRS highlights
Revenues	95.9	107.7	(11%)	332.0	335.3	(1%)
Programmatic Revenues	86.0	94.5	(9%)	299.0	274.4	9%
Operating Profit (loss)	9.6	10.8	(11%)	(17.0)	44.8	(138%)

Net Income (loss) Margin on a Gross Profit basis	5%	6%		(10%)	9%

Total Comprehensive Income (loss)	5.3	9.8	(45%)	(18.1)	16.2	(212%)
Diluted earnings (loss) per share	0.02	0.03	(36%)	(0.15)	0.15	(201%)

Non-IFRS highlights
Contribution ex-TAC	90.5	103.0	(12%)	314.2	309.7	1%

Adjusted EBITDA	32.0	36.9	(13%)	83.2	144.9	(43%)
Adjusted EBITDA Margin on a Contribution ex-TAC basis	35%	36%		26%	47%

Non-IFRS net Income	14.5	22.2	(35%)	32.2	91.8	(65%)
Non-IFRS Diluted earnings per share	0.10	0.15	(35%)	0.22	0.60	(63%)

Fourth Quarter and Full Year 2023 Financial Results Webcast and Conference Call Details

•	Nexxen International Fourth Quarter and Twelve Months Ended December 31, 2023 Earnings Webcast and Conference Call
•	March 6, 2024, at 6:00 AM PT / 9:00 AM ET / 2:00 PM GMT
•	Webcast Link: https://edge.media-server.com/mmc/p/93my32xz
•	Participant Dial-In Numbers:
o	U.S. / Canada Participant Toll-Free Dial-In Number: (888) 596-4144
o	U.K. Participant Toll-Free Dial-In Number: +44 800 260 6470
o	International Participant Toll-Free Dial-In Number: (646) 968-2525
o	Conference ID: 5462475

Use of Non-IFRS Financial Information

In addition to our IFRS results, we review certain non-IFRS financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in our technology and development and sales and marketing, and assess our operational efficiencies. These non-IFRS measures include Contribution ex-TAC, Adjusted EBITDA, Adjusted EBITDA Margin, Non-IFRS Net Income, and Non-IFRS Earnings per share, each of which is discussed below.

These non-IFRS financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to, the corresponding financial measures prepared in accordance with IFRS. You are encouraged to evaluate these adjustments and review the reconciliation of these non-IFRS financial measures to their most comparable IFRS measures, and the reasons we consider them appropriate. It is important to note that the particular items we exclude from, or include in, our non-IFRS financial measures may differ from the items excluded from, or included in, similar non-IFRS financial measures used by other companies. See "Reconciliation of Revenue to Contribution ex-TAC," "Reconciliation of Total Comprehensive Income (Loss) to Adjusted EBITDA," and "Reconciliation of Net Income (Loss) to Non-IFRS Net Income," included as part of this press release.

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Contribution ex-TAC: Contribution ex-TAC for Nexxen is defined as gross profit plus depreciation and amortization attributable to cost of revenues and cost of revenues (exclusive of depreciation and amortization) minus the Performance media cost (“traffic acquisition costs” or “TAC”). Performance media cost represents the costs of purchases of impressions from publishers on a cost-per-thousand impression basis in our non-core Performance activities. Contribution ex-TAC is a supplemental measure of our financial performance that is not required by, or presented in accordance with, IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance. Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We believe Contribution ex-TAC is a useful measure in assessing the performance of Nexxen, because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.

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Adjusted EBITDA: We define Adjusted EBITDA for Nexxen as total comprehensive income (loss) for the period adjusted for foreign currency translation differences for foreign operations, foreign currency translation for subsidiary sold reclassified to profit and loss, financing expenses (income), net, tax expenses, depreciation and amortization, stock-based compensation, restructuring, acquisition-related costs and other expenses, net. Adjusted EBITDA is included in the press release because it is a key metric used by management and our board of directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors, and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

o	Adjusted EBITDA Margin: We define Adjusted EBITDA Margin as Adjusted EBITDA on a Contribution ex-TAC basis.

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Non-IFRS Income (Loss) and Non-IFRS Earnings (Loss) per Share:  We define non-IFRS earnings (loss) per share as non-IFRS income (loss) divided by non-IFRS weighted-average shares outstanding. Non-IFRS income (loss) is equal to net income (loss) excluding stock-based compensation, and cash- and non-cash-based acquisition and related expenses, including amortization of acquired intangible assets, merger-related severance costs, and transaction expenses. In periods in which we have non-IFRS income, non-IFRS weighted-average shares outstanding used to calculate non-IFRS earnings per share includes the impact of potentially dilutive shares. Potentially dilutive shares consist of stock options, restricted stock awards, restricted stock units, and performance stock units, each computed using the treasury stock method. We believe non-IFRS earnings (loss) per share is useful to investors in evaluating our ongoing operational performance and our trends on a per share basis, and also facilitates comparison of our financial results on a per share basis with other companies, many of which present a similar non-IFRS measure. However, a potential limitation of our use of non-IFRS earnings (loss) per share is that other companies may define non-IFRS earnings per share differently, which may make comparison difficult. This measure may also exclude expenses that may have a material impact on our reported financial results. Non-IFRS earnings (loss) per share is a performance measure and should not be used as a measure of liquidity. Because of these limitations, we also consider the comparable IFRS measure of net income.

We do not provide a reconciliation of forward-looking non-IFRS financial metrics, because reconciling information is not available without an unreasonable effort, such as attempting to make assumptions that cannot reasonably be made on a forward-looking basis to determine the corresponding IFRS metric.

The information contained within this announcement is deemed by the Company to constitute inside information as stipulated under the Market Abuse Regulations (EU) No. 596/2014 (as implemented into English law) ("MAR"). With the publication of this announcement via a Regulatory Information Service, this inside information is now considered to be in the public domain.

About Nexxen

Nexxen empowers advertisers, agencies, publishers and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Nexxen delivers a flexible and unified technology stack with advanced and exclusive data at its core. Our robust capabilities span discovery, planning, activation, measurement and optimization – available individually or in combination – all designed to enable our partners to reach their goals, no matter how far-reaching or hyper niche they may be. For more information, visit www.nexxen.com

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on the London Stock Exchange (AIM: NEXN) and NASDAQ (NEXN).

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
nexxenir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Peter Jacob / Aisling Fitzgerald
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Nexxen identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding anticipated financial results for full year 2024 and beyond; anticipated benefits of Nexxen’s strategic transactions and commercial partnerships; anticipated features and benefits of Nexxen’s products and service offerings; Nexxen’s positioning for accelerated growth and continued future growth in both the US and international markets in 2024 and beyond; Nexxen’s medium- to long-term prospects; management’s belief that Nexxen is well-positioned to benefit from future industry growth trends and Company-specific catalysts; the Company’s expectations with respect to Video revenue; the potential negative impact of ongoing macroeconomic headwinds and uncertainty that have limited advertising activity and the anticipation that these challenges could continue to have an impact for the remainder of 2024 and beyond; the Company’s plans with respect to its cash reserves and its intent to not undertake any major acquisitions in the near-term; its continued focus in 2024 on expanding its base of end-to-end customers, growing data licensing revenue and expanding its streaming, TV, and agency partnerships to drive growth and increased profitability; the expectation of launching its TV Intelligence solution in additional major international markets in 2024, enhancing and expanding the Company’s international CTV growth opportunity; the anticipated benefits from the Company’s investment in VIDAA and its enhanced strategic relationship with Hisense; the anticipated benefits of the rebranding of the Tremor group to Nexxen, and the Company’s plans with respect thereto, as well as any other statements related to Nexxen’s future financial results and operating performance. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Nexxen’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions; global conflicts and war, including the current terrorist attacks by Hamas, and the war and hostilities between Israel and Hamas and Israel and Hezbollah, and how those conditions may adversely impact Nexxen’s business, customers, and the markets in which Nexxen competes; changes in industry trends; the risk that Nexxen will not realize the anticipated benefits of its acquisition of Amobee and strategic investment in VIDAA; and, other negative developments in Nexxen’s business or unfavourable legislative or regulatory developments. Nexxen cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in the Company’s most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 7, 2023. Any forward-looking statements made by Nexxen in this press release speak only as of the date of this press release, and Nexxen does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Nexxen, and the Nexxen logo are trademarks of Nexxen International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.

Reconciliation of Total Comprehensive Income (Loss) to Adjusted EBITDA

	Three months ended December 31			Twelve months ended December 31
	2023	2022	%	2023	2022	%
($ in thousands)
Total comprehensive income (loss)	5,341	9,796	(45%)	(18,127)	16,238	(212%)
Foreign currency translation differences for foreign operation	(2,114)	(4,735)		(2,126)	6,499
Foreign currency translation for subsidiary sold reclassified to profit and loss	-	-		(1,234)	-
Tax expenses	6,487	5,040		2,503	19,688
Financial expense (income), net	(105)	717		2,008	2,327
Depreciation and amortization	21,047	17,184		78,285	42,700
Stock-based compensation	1,386	7,986		19,169	50,505
Acquisition related costs	-	93		171	6,085
Restructuring	-	307		796	307
Other expense	-	540		1,765	540
Adjusted EBITDA	32,042	36,928	(13%)	83,210	144,889	(43%)

Reconciliation of Revenue to Contribution ex-TAC

	Three months ended December 31			Twelve months ended December 31
	2023	2022	%	2023	2022	%
($ in thousands)
Revenues	95,916	107,697	(11%)	331,993	335,250	(1%)
Cost of revenues (exclusive of depreciation and amortization)	(17,886)	(17,265)		(62,270)	(60,745)
Depreciation and amortization attributable to Cost of Revenues	(13,682)	(11,810)		(50,825)	(25,367)
Gross profit (IFRS)	64,348	78,622	(18%)	218,898	249,138	(12%)
Depreciation and amortization attributable to Cost of Revenues	13,682	11,810		50,825	25,367
Cost of revenues (exclusive of depreciation and amortization)	17,886	17,265		62,270	60,745
Performance media cost	(5,392)	(4,695)		(17,810)	(25,524)
Contribution ex-TAC (Non-IFRS)	90,524	103,002	(12%)	314,183	309,726	1%

Reconciliation of Net Income (Loss) to Non-IFRS Net Income

	Three months ended December 31			Twelve months ended December 31
	2023	2022	%	2023	2022	%
($ in thousands)
Net Income (loss)	3,227	5,061	(36%)	(21,487)	22,737	(195%)
Acquisition related costs	-	93		171	6,085
Amortization of acquired intangibles	14,931	8,496		42,952	20,768
Restructuring	-	307		796	307
Stock-based compensation expense	1,386	7,986		19,169	50,505
Other expense	-	540		1,765	540
Tax effect of Non-IFRS adjustments (1)	(5,086)	(262)		(11,153)	(9,130)
Non-IFRS Income	14,458	22,221	(35%)	32,213	91,812	(65%)

Weighted average shares outstanding—diluted (in millions) (2)	147.5	147.6		145.2	153.1

Non-IFRS diluted Earnings Per Share (in USD)	0.10	0.15	(35%)	0.22	0.60	(63%)

(1)	Non-IFRS income includes the estimated tax impact from the expense items reconciling between net income (loss) and non-IFRS income
(2)	Non-IFRS earnings per share is computed using the same weighted-average number of shares that are used to compute IFRS earnings per share

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)

 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Audited)

		December 31
		2023	2022
	Note	USD thousands
Assets
ASSETS:
Cash and cash equivalents	10	234,308	217,500
Trade receivables, net	8	201,973	219,837
Other receivables	8	8,293	23,415
Current tax assets		7,010	750

TOTAL CURRENT ASSETS		451,584	461,502

Fixed assets, net	5	21,401	29,874
Right-of-use assets	6	31,900	23,122
Intangible assets, net	7	362,000	398,096
Deferred tax assets	4	12,393	18,161
Investment in shares	18	25,000	25,000
Other long-term assets		525	406

TOTAL NON-CURRENT ASSETS		453,219	494,659

TOTAL ASSETS		904,803	956,161

Liabilities and shareholders’ equity

LIABILITIES:
Current maturities of lease liabilities	6	12,106	14,104
Trade payables	9	183,296	212,690
Other payables	9	29,098	44,355
Current tax liabilities		4,937	9,417

TOTAL CURRENT LIABILITIES		229,437	280,566

Employee benefits		237	238
Long-term lease liabilities	6	24,955	15,234
Long-term debt	11	99,072	98,544
Other long-term liabilities		6,800	8,802
Deferred tax liabilities	4	754	1,162

TOTAL NON-CURRENT LIABILITIES		131,818	123,980

TOTAL LIABILITIES		361,255	404,546

SHAREHOLDERS’ EQUITY:	15
Share capital		417	413
Share premium		410,563	400,507
Other comprehensive loss		(2,441)	(5,801)
Retained earnings		135,009	156,496

TOTAL SHAREHOLDERS’ EQUITY		543,548	551,615

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		904,803	956,161

Chairman of the Board of Directors	CEO	CFO

Date of approval of the financial statements: March 6, 2024.

NEXXEN INTERNATIONAL (FORMERLY TREMOR INTERNATIONAL LTD.)

 CONSOLIDATED STATEMENTS OF OPERATION AND OTHER COMPREHENSIVE INCOME (LOSS)

(Audited)

		Year ended December 31
		2023	2022	2021
	Note	USD thousands

Revenues	12	331,993	335,250	341,945

Cost of Revenues (Exclusive of depreciation and amortization shown separately below)	13	62,270	60,745	71,651

Research and development expenses		49,684	33,659	18,422
Selling and marketing expenses		105,914	89,953	74,611
General and administrative expenses	14	51,051	68,005	63,499
Depreciation and amortization		78,285	42,700	40,259
Other expenses (income), net		1,765	(4,564)	(959)

Total operating costs		286,699	229,753	195,832

Operating Profit (loss)		(16,976)	44,752	74,462

Financing income		(8,192)	(2,284)	(483)
Financing expenses		10,200	4,611	2,670

Financing expenses, net		2,008	2,327	2,187

Profit (loss) before taxes on income		(18,984)	42,425	72,275

Tax benefit (expenses)	4	(2,503)	(19,688)	948

Profit (loss) for the year		(21,487)	22,737	73,223

Other comprehensive income (loss) items:
Foreign currency translation differences for foreign operations		2,126	(6,499)	(2,632)
Foreign currency translation for subsidiary sold reclassified to profit and loss		1,234	-	-

Total other comprehensive income (loss) for the year		3,360	(6,499)	(2,632)

Total comprehensive income (loss) for the year		(18,127)	16,238	70,591

Earnings per share
Basic earnings (loss) per share (in USD)	16	(0.15)	0.15	0.51
Diluted earnings (loss) per share (in USD)	16	(0.15)	0.15	0.48

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Audited)

	Share capital	Share premium	Other comprehensive income (loss)	Retained Earnings	Total
	USD thousands

Balance as of January 1, 2021	380	264,831	3,330	60,472	329,013
Total Comprehensive income (loss) for the year
Profit for the year	-	-	-	73,223	73,223
Other comprehensive loss:
Foreign currency translation	-	-	(2,632)	-	(2,632)

Total comprehensive income (loss) for the year	-	-	(2,632)	73,223	70,591
Transactions with owners, recognized directly in equity
Revaluation of liability for put option on non- controlling interests	-	-	-	64	64
Own shares acquired	(3)	(6,640)	-	-	(6,643)
Share based compensation	-	41,822	-	-	41,822
Exercise of share options	17	1,353	-	-	1,370
Issuance of shares	47	136,111	-	-	136,158
Issuance of Restricted shares	1	(1)	-	-	-

Balance as of December 31, 2021	442	437,476	698	133,759	572,375

Total Comprehensive Income (loss) for the year
Profit for the year	-	-	-	22,737	22,737
Other comprehensive loss:
Foreign Currency Translation	-	-	(6,499)	-	(6,499)

Total comprehensive Income (loss) for the year	-	-	(6,499)	22,737	16,238

Transactions with owners, recognized directly in equity
Own shares acquired	(50)	(86,202)	-	-	(86,252)
Share based compensation	-	47,049	-	-	47,049
Exercise of share options	21	2,184	-	-	2,205

Balance as of December 31, 2022	413	400,507	(5,801)	156,496	551,615

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Cont.)

(Audited)

	Share capital	Share premium	Other comprehensive income (loss)	Retained Earnings	Total
	USD thousands

Balance as of January 1, 2023	413	400,507	(5,801)	156,496	551,615

Total Comprehensive Income (loss) for the year
Loss for the year	-	-	-	(21,487)	(21,487)
Other comprehensive income:
Foreign Currency Translation	-	-	2,126	-	2,126
Foreign Currency Translation for subsidiary sold	-	-	1,234	-	1,234

Total comprehensive Income (loss) for the year	-	-	3,360	(21,487)	(18,127)

Transactions with owners, recognized directly in equity
Own shares acquired	(8)	(9,306)	-	-	(9,314)
Share based compensation	-	19,141	-	-	19,141
Exercise of share options	12	221	-	-	233

Balance as of December 31, 2023	417	410,563	(2,441)	135,009	543,548

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Audited)

	Year ended December 31
	2023	2022	2021
	USD thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) for the year	(21,487)	22,737	73,223
Adjustments for:
Depreciation and amortization	78,285	42,700	40,259
Net financing expense	1,699	2,147	2,023
Loss from disposals of fixed and intangible assets	2	542	-
Loss (gain) on leases modification	119	56	(377)
Loss (gain) on sale of business unit	1,765	-	(982)
Share-based compensation and restricted shares	19,169	50,505	42,818
Tax (benefit) expense	2,503	19,688	(948)
Change in trade and other receivables	30,603	57,050	(11,676)
Change in trade and other payables	(43,077)	(100,145)	26,845
Change in employee benefits	(1)	(179)	(69)
Income taxes received	352	1,175	2,231
Income taxes paid	(8,721)	(14,784)	(3,185)
Interest received	8,016	2,103	496
Interest paid	(8,486)	(587)	(570)

Net cash provided by operating activities	60,741	83,008	170,088

CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits, net	1,498	(213)	(11)
Payments on finance lease receivable	1,112	1,306	2,454
Repayment of long-term loans	51	-	-
Acquisition of fixed assets	(4,495)	(6,433)	(3,378)
Acquisition and capitalization of intangible assets	(15,126)	(8,750)	(4,966)
Proceeds from sale of business unit	-	1,180	415
Investment in shares	-	(25,000)	-
Acquisition of subsidiaries, net of cash acquired	-	(195,084)	(11,001)

Net cash used in investing activities	(16,960)	(232,994)	(16,487)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	(9,518)	(86,048)	(6,643)
Proceeds from exercise of share options	233	2,205	1,370
Leases repayment	(17,262)	(12,018)	(10,009)
Issuance of shares, net of issuance cost	-	-	134,558
Receipt of long-term debt, net of transaction cost	-	98,917	-
Payment of financial liability	-	-	(2,414)
Net cash provided by (used in) financing activities	(26,547)	3,056	116,862

Net increase (decrease) in cash and cash equivalents	17,234	(146,930)	270,463

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF YEAR	217,500	367,717	97,463
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS	(426)	(3,287)	(209)

CASH AND CASH EQUIVALENTS AS OF THE END OF YEAR	234,308	217,500	367,717